Brenda K.  Lenahan  blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

September 20, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:	Rhino Resource Partners LP (the “Registrant”)
Amendment No. 4 to Registration Statement on Form S-1
Filed August 27, 2010
File Number 333-166550

Ladies and Gentlemen:

On behalf of the Registrant, we have filed through EDGAR and separately forwarded courtesy copies of Amendment No.  5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), each of which has been marked to show changes made to Amendment No. 4 to the Registration Statement, filed August 27, 2010.  A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2010 (the “Comment Letter”), with respect to the above-referenced filing.  For your convenience, we have repeated in bold type the Comments exactly as set forth in the Comment Letter.  The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s responses are to the courtesy copy of Amendment No. 5.  Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law	666 Fifth Avenue, 26th Floor
Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston	New York, NY 10103-0040
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General

1.                        Please submit via EDGAR all correspondence that you provided to the staff, and also be sure to follow the requirements of Rule 83 with regard to any materials that you intend to omit from the version(s) of your correspondence that you submit via EDGAR, as that rule requires.

Response:  The Registrant acknowledges Comment 1 and respectfully submits that, except with respect to the  materials provided to the Staff on a confidential basis in compliance with the requirements of Rule 83 and the marketing presentation furnished on a supplemental basis, all correspondence has been electronically submitted.  With respect to the supplementally furnished marketing materials, Rule 101(c)(7) of Regulation S-T mandates that they are to be submitted in paper only.

Accordingly, there is no supplemental correspondence that the Registrant provided to the Staff during the course of its review that would be required to be submitted via EDGAR.

Cash Distribution Policy and Restrictions on Distributions

Rhino Resource Partners LP Cash Available for Distribution, page 66

2.                        We note your response to prior comment number nine focuses on the conclusions related to the joint venture’s VIE status. Please also tell us how your cash flow assumptions for the purposes of your forecast of cash available for distribution comport with the statements you made in the paragraph that begins with a reference to ASC 810-10-15-14(a) on page 4 of Exhibit 47A of your confidential submission dated June 18, 2010.

Response:  The “additional loans” of the joint venture referred to on page 4 of Exhibit 47A of the Registrant’s confidential submission dated June 18, 2010 would be incurred only in the event the joint venture decides to further expand and develop its infrastructure and production beyond current operating levels.  Under current conditions, and those expected during the twelve-month forecasted period, the Registrant anticipates that the joint venture will generate sufficient cash flow at its current operating capacity to maintain operations and make expected cash distributions to its members.

Significant Forecast Assumptions

Production and Revenues, page 68

3.                        Your response to prior comment number 10 indicates that you expect to sell approximately 40% of the volume related to your terminated sales contract on an uncommitted basis during the forecast period. Please tell us the type of coal (e.g. steam, metallurgic, etc.) sold under the terminated contract and the significant reasons you believe you will be able to sell such volume of coal on an uncommitted basis during the forecast period. Your response should address both the incremental increase to your forecasted uncommitted sales from the terminated contract as well as the basis for your assumption that you will be able to sell a total of 1.6 million tons, including 1.2 million tons of steam coal, on an uncommitted basis during your forecast period in light of the fact that you have sold relatively few tons on an uncommitted basis in your historical periods on a pro forma basis.

Response:  The Registrant notes that the terminated contract was for steam coal.  The Registrant is currently negotiating with potential customers the sale on a committed basis of the volumes that will become available for future sale after the final deliveries under the terminated contract.  The Registrant believes that the negotiations are going well and expects that most or all of the coal coming available will be sold under committed contracts which will be entered into before the end of 2010.

In the historical periods on a pro forma basis, the Registrant has sold between 97% and 99% of its sales on a committed basis. The Registrant notes that, based on the information provided on page 1 of the Registration Statement, 97% of estimated coal production (including purchased coal to supplement production) is currently committed for the year ending December 31, 2010, which is consistent with the historical periods mentioned. Furthermore, based on the quarterly forecast information provided on page 75 of the Registration Statement, 2% of the uncommitted sales tons during the forecast period are expected to be sold during the fourth quarter of 2010, while the remaining 98% are forecast to be sold during the first three quarters of 2011. Based on ongoing discussions with current and potential customers, as noted above, as well as the Registrant’s historical experience with the seasonal buying patterns of consumers in the industry, the Registrant expects a significant portion of these uncommitted tons currently forecast to be sold in 2011 to be committed under sales agreements before the end of 2010.

Furthermore, in the unlikely case that the Registrant is unable to successfully negotiate sales agreements under which to sell the majority of the 1.6 million tons of coal currently uncommitted during the forecast period, the Registrant believes that, based on historical and current regional demand for its steam coal, liquid markets exist for which to sell its coal on an uncommitted basis, and the

Registrant currently has the necessary infrastructure in place by which to complete such sales.

Provisions of our Partnership Agreement Relating to Cash Distributions

Subordination Period

Early Termination of Subordination Period, page 83

4.                        We note your statement that you do not expect to satisfy the requirements to terminate the subordination period for any four-quarter period ending on or before September 30, 2011. As you explain in your response to prior comment number 11 and you disclose elsewhere in your document, please revise your disclosure in this section to discuss the significant reasons why this is the case.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 84.

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Please direct any questions that you have with respect to the foregoing to the undersigned at (212) 237-0133, Mike Rosenwasser at (212) 237-0019 or Adorys Velázquez at (212) 237-0036, each of Vinson & Elkins L.L.P.

Very truly yours,

/s/ BRENDA K. LENAHAN
Brenda K. Lenahan

cc:	Mark Shannon (SEC)
Brad Skinner (SEC)
John Coleman (SEC)
Tracey L. McNeil (SEC)
Timothy S. Levenberg (SEC)
David G. Zatezalo (Registrant)
Charles E. Carpenter (Latham & Watkins LLP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Adorys Velázquez (Vinson & Elkins L.L.P.)